KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Montréal Québec H3A 03A

ACCOUNTANTS' CONSENT

The Board of Directors
Tembec Industries Inc.

We consent to the use of our report on the consolidated financial statements dated November 15, 2006, except as to note 22 (b), which is as of December 5, 2006, included in this annual report on Form 40-F. We also consent to the use of our report dated November 15, 2006 on the Reconciliation to United States GAAP included in this annual report on Form 40-F.

Montréal, Canada
December 21, 2006

KPMG, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.